Filed by Journal Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934

Subject Company: Journal Communications, Inc.
Commission File No.:  1-31805
Date: July 31, 2014

Communications

Employee Communications – Journal
Andre Fernandez email message to all Journal Employees

[Subject line:] Today’s Announcement: A Transformative Transaction

Good morning, everyone,

I’d like to build upon Steve’s message yesterday and address further what the announcement means for our teams.

As a publicly-traded company in a rapidly-changing media industry, we have long considered how to both grow our business and to enhance shareholder value.  Over the past decade, we have evolved and simplified our business from that of a broadly diversified media company to, today, a more concentrated focus on TV, radio, newspaper publishing and digital. However, our industry has moved just as rapidly.  In just the past three years, we’ve seen unprecedented consolidation in the broadcast television industry, with most broadcast media competitors, both large and small, eager to gain scale and the benefits derived therein.

While we have participated in this consolidation to an extent, primarily via our recent TV acquisition in Nashville, we are still small when compared to other publicly traded media companies.  We’ve also seen media companies become narrower over the past decade in their operational and strategic focus, with new pure-play newspaper (think AH Belo, Tribune Publishing, BH Media Group) and broadcasting (Media General, Tribune Broadcasting) entities having been created, along with recent mergers among already-sizeable companies (ie. Gannett-Belo, Media General-LIN).  In this environment, the need for scale has arguably never been more important.

It’s important to note that, among companies we could have chosen to partner with, Scripps is an outstanding fit.  We have found in them a long and proud history of ownership not dissimilar from Journal’s, similar business lines in their publishing and television assets, a thoughtful and conservative approach to doing business yet above all,  an outstanding cultural fit with comparable values.  Like Journal, the Scripps team believes in the critical role our stations play in their local communities. They treat their employees with the utmost respect and provide them with opportunities to develop. Most importantly, they make significant investments in their operations and people, and they give their local markets the tools – but also a level of autonomy – with which to flourish.

At the conclusion of the transaction, our television employees will now be part of an industry leader – the fifth largest independent television group in the country – with presence in a number of large markets and political swing states.  We’ll also be part of one of the largest ABC affiliate groups in the country.  Between Scripps and Journal, the amount of television expertise is truly laudable, and will play a key role in helping the larger, combined Scripps television operations innovate and compete.

As for our radio employees, Scripps is excited to re-enter the radio business.  The company had radio operations before the expansive radio industry consolidation in the mid-1990s, and before their focus on cable TV Now Scripps is looking forward to getting back into the business, with Journal Broadcast Group’s strong clusters leading the way.

Finally, for our publishing employees, the new Journal Media Group will be an industry leader in publishing.  The new publicly-traded company will have the size, scale and expertise to compete, along with an excellent balance sheet and improved financial flexibility. And perhaps just as importantly, Milwaukee will remain the home of publishing and provide even greater professional opportunities to our teams.

Though we look forward to the opportunities this transaction will bring, we don’t yet know the final organizational structure of the larger EW Scripps broadcast company or the new Journal Media Group publishing company. As you heard this morning, Tim Stautberg, currently SVP of Newspapers for Scripps, will be the CEO of the new Publishing company, with Steve Smith serving as Chairman of the Board.  Rich Boehne will remain the Chairman and CEO of the E.W. Scripps broadcast company. Other Journal leaders are expected to hold senior positions in the new companies.  As soon as these plans are announced, we will communicate them to you.  Thank you in advance for your patience and support as we build the leadership teams of the two companies.

What led us to yesterday’s announcement was the success of our operations,  the value we bring to our local markets, and our strong cultural heritage  As we aim for a 2015 closing date, please continue to serve your local markets and your colleagues.  Continue to be your community’s best source of information and entertainment. And let’s look forward with optimism to the opportunities this transaction will create for our employees and our business.

Andre

Additional Information and Where to Find It
The proposed merger transactions involving Journal and Scripps will be submitted to the respective shareholders of Journal and Scripps for their consideration. In connection with the proposed merger transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Journal and Scripps to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal from Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com, or from Scripps from Carolynn Micheli, Investor Relations, at 513-977-3732 or Carolyn.micheli@scripps.com.

Forward-looking Statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transactions; the possibility that the expected synergies and value creation from the proposed merger transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; the possibility that the proposed merger transactions does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger transactions may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document.  Journal does not assume any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or shareholder.  However, Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Journal and Scripps in connection with the proposed merger transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Employee Communications – Journal
Betsy Brenner email message to all Journal Employees

[Subject line:] Journal Media Group: An Exciting New Direction for our Publishing Business

Yesterday’s announcement represents some very important news for all of us. I want to follow-up on Steve’s and Andre’s comments to share more perspective on this change, and what it means for our Publishing teams.

With this deal, the Milwaukee Journal Sentinel becomes the flagship in a great collection of newspapers.  We pride ourselves on the fact that the Journal Sentinel continually ranks at or among the top of major papers who lead their markets. We’ve learned how to consistently serve our readers, our advertisers and our community with the best coverage, service and marketing solutions.  Scripps’ newspapers share this same reputation in their local markets. Their properties are a great ‘fit’ – from both a competitive and a cultural standpoint. We look forward to welcoming the staff of the papers to the new Journal Media Group, as we all continue our shared commitment to public service through our journalism.

This new company will begin operations with a strong balance sheet and no debt – giving us real flexibility when it comes to the decisions that will drive our performance.  And we’ll see distinct advantages as part of a group. We’ll share coverage and insight from our partners in regional markets across the country. But most importantly, we look forward to learning and sharing knowledge across a family of 14 newspapers, as well as a variety of community publications and digital products. Our new national collaborative network of colleagues – and the newspapers and digital offerings they publish every day – will help us drive each of our businesses in our local markets.

Journal Media Group offers size and scale to help us collectively influence the direction of the newspaper industry.  We want to help shape the way in which newspapers evolve and remain people’s first source for what matters in the digital age. By joining a larger peer group of papers across the U.S., we believe that’s more likely than ever before.

I’m sure you have many questions at this time.  I encourage all of you to attend the upcoming employee meeting and read the materials Steve sent this morning.  When you’ve had time to digest what you’ve read and heard, please use the group mailbox AskJournal@jrn.com to let us know what’s on your mind. Feel free to call or email me as well.

We believe forming a new media company with our headquarters in Milwaukee is going to be great for our company, for our town, and for our people.  We’ve got an exceptionally strong foundation to build upon.

Thank you for all you do for Journal Publishing every day.

Betsy

Additional Information and Where to Find It
The proposed merger transactions involving Journal and Scripps will be submitted to the respective shareholders of Journal and Scripps for their consideration. In connection with the proposed merger transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Journal and Scripps to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal from Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com, or from Scripps from Carolynn Micheli, Investor Relations, at 513-977-3732 or Carolyn.micheli@scripps.com.

Forward-looking Statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transactions; the possibility that the expected synergies and value creation from the proposed merger transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; the possibility that the proposed merger transactions does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger transactions may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document.  Journal does not assume any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or shareholder.  However, Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Journal and Scripps in connection with the proposed merger transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Union Letter – Journal
Letter mailed to union contacts after July 31 morning call to Union contacts Royce Miles, Marty Kaiser and Gia Mattioli-Tolfa will be the senders of individual messages to respective unions

Dear [Name or entity],
We are pleased to announce that we have entered into an agreement with The E.W. Scripps Company to merge our respective broadcasting businesses under the Scripps banner and spin off our respective newspaper businesses to form a new public publishing company, Journal Media Group.

When the transaction closes, the result will be two independent public companies – The E.W. Scripps Company, with television, radio and digital operations in 27 U.S. markets, and Journal Media Group, home to 14 newspapers and digital products.  Scripps will continue to be based in Cincinnati and Journal Media Group will be headquartered in Milwaukee.

We are thrilled to be a part of this unique and historic transformation of two legacy media enterprises into two new media companies with strong brands serving markets across the country. Through this transaction, Scripps and Journal are expected to unlock value for shareholders and sharpen our focus on two industries: Broadcast and Publishing.

Attached is a press release for your reference.  Please note that the transaction is not expected to close until 2015, so there are no immediate changes to any existing Union contracts as negotiated.  During the transition period leading up to the closing, we will be discussing the impact of the transaction with our Unions in an effort to ensure the smoothest possible transition for everybody.

If you have further questions, please feel free reach out to your company liaison as usual or Union representatives.  We will work hard to get you the answers you need.

We’re excited for the prospects this transaction offers to our businesses and we will continue to keep you updated as we make progress toward a closing date.

[Sender’s signature]

Additional Information and Where to Find It
The proposed merger transactions involving Journal and Scripps will be submitted to the respective shareholders of Journal and Scripps for their consideration. In connection with the proposed merger transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Journal and Scripps to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal from Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com, or from Scripps from Carolynn Micheli, Investor Relations, at 513-977-3732 or Carolyn.micheli@scripps.com.

Forward-looking Statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transactions; the possibility that the expected synergies and value creation from the proposed merger transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; the possibility that the proposed merger transactions does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger transactions may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document.  Journal does not assume any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or shareholder.  However, Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Journal and Scripps in connection with the proposed merger transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Employee Meeting Script
July 31, 2014

1.	COVER SLIDE

2.	FORWARD LOOKING STATEMENTS SLIDE

3.	A MILESTONE FOR THE COMPANY
Good afternoon, everyone. Thank you for taking time out of your day to hear more about this important milestone for our company. I know that there was a technical glitch with the distribution of some of our messages last night and we apologize if you received my email later than intended.

We have some very momentous news and are interested in talking to you about it. We’ve announced a transaction that will transform Journal Communications, and together, we have a unique opportunity to be a part of the historic transformation of two legacy media enterprises – Journal Communications and E.W. Scripps.

As the latest milestone in our company’s history, last night’s announcement will help us chart a course for the future success of our print, broadcast and digital media operations in local markets across the country.

4.	TRANSACTION SUMMARY
By now because you are here you have no doubt heard a lot of the big news: We’ve agreed to combine our broadcast operations with Scripps’ to create a larger, very different company with more television and now radio and an enlarged footprint for Scripps’ current market-leading digital products and services. The new Scripps, which will include our Journal Broadcast Group radio and TV stations under the Scripps banner, will reach 18 percent of all U.S. TV households in some of the most attractive local markets across the country.

In addition, we plan to combined Journal Communications’ and Scripps’ respective newspaper businesses to create a new publicly traded newspaper company headquartered in Milwaukee. The new company, Journal Media Group, will operate in 14 markets across the country and combine our venerable Milwaukee Journal Sentinel with the strong heritage of the Scripps newspapers, including the Memphis Commercial Appeal and Scripps’ Florida newspapers in Naples and the treasure Coast.

5.	THE DEAL AT A GLANCE
If you joined the investor call this morning, you may have seen some of these slides, but we want to talk more about the deal as it relates to all of you.

This deal creates two separate public companies that can better focus on the dynamics and opportunities of their respective industries.

As you can see, both companies will have strong balance sheets and be well-positioned to take advantage of strategic opportunities in the future.  The scale of each resulting company is truly impressive.

6.	KEY TRANSACTION TERMS
Here we’ve outlined a bit more detail about the “mechanics” of the deal.

Scripps will be owned 69 percent by Scripps shareholders and 31 percent by Journal shareholders. Journal Media Group will be owned 59 percent by Scripps shareholders and 41 percent by JRN shareholders.  What this means for our shareholders – including our employee shareholders – is that we will all be owners of both the new Scripps and the new Journal Media Group.

Scripps will preserve the Scripps Family control and Journal Media will have a single class of stock and no controlling shareholder.

Journal Media Group will have a clean balance sheet, beginning with no debt and virtually no qualified-pension obligations.  Scripps will assume responsibility for Journal’s qualified pension plan.

I will have the privilege of serving as chairman of the board of Journal Media Group, and Scripps’ Tim Stautberg will join us in Milwaukee and become CEO of Journal Media Group.  Tim has extensive leadership in the newspaper business and we’ll hear from him in just a few moments.

Rich Boehne will remain Chairman, President and CEO of Scripps.

We expect the transaction to close in 2015, which will require the approval of Scripps and Journal Communications’ shareholders as well as customary closing conditions and regulatory authority approvals.

7.	BENEFITS
Before we get into the details of each new company, I want to stress the benefits of this transaction.

By repositioning Journal Communications and Scripps into two attractive industry-focused publishing and broadcasting enterprises, better positioned to innovate and compete within their specific industries, both companies will be aligned for future success.

Both companies will have exceptional balance sheets, positioning each to build and grow their businesses and influence.

I also want to point out that this is a deal among organizations with common foundational values. We both care deeply about public service through enterprise journalism and local markets. That will not change.

The bottom line is, Scripps and Journal are a natural fit. Our histories are certainly the foundation for our values, things like ethics and integrity, respect, excellence, accountability and customer focus. Those values are timeless. There is already quite a bit of innovation and creative thinking taking place throughout both organizations. You can see it in digital media, in programming initiatives and in special journalism projects, among other things. We are clearly positioned to provide continuing exceptional service to our local communities in every market across the country.

Additionally, both companies have exceptional talent. This transaction will provide opportunities for individuals at each company to grow professionally.

8.	SCRIPPS TITLE SLIDE
Let’s take a closer look at the two new companies, starting with the new broadcast company.

9.	SCRIPPS HIGHLIGHTS
One of the most attractive aspects of this combination is the strengthening of Scripps’ opportunity to create value by being a leader in the evolution of the TV industry.

Our current Journal Broadcast Group TV stations will become part of Scripps and will have the ability to take advantage of Scripps’ quality in-house programming strategy and investments. We expect that the new Scripps will see significant retransmission and digital revenue upside. The company will be a large broadcaster that includes strong, local brands that Journal is proud to have today.

And, as you’ve heard, Scripps is also enthusiastic about re-entering the radio business by adding Journal’s strong radio clusters to its portfolio. Steve Wexler, our Executive Vice President of Radio, has agreed to lead Scripps’ radio business after the close of the transaction, and I have no doubt Wex and his team will be a fantastic addition to the Scripps team.

10.	PEER TV LANDSCAPE
At the conclusion of the transaction, Scripps will become the fifth largest independent television group in the country – all while maintaining financial flexibility.

11.	NEW SCRIPPS LOCAL MEDIA MARKET
Scripps entered into this deal with some very attractive local markets, and now it will add Journal stations in other growth markets including Nashville, Las Vegas, Fort Myers, Tucson and Boise, and pull in Journal’s long-time powerhouse station here in Milwaukee, WTMJ-TV.

This deal also brings in Journal's radio strategy, which supports Scripps’ goal to go deeper in good markets. Scripps will now operate radio and TV combinations in several markets, including Tulsa, Milwaukee, Omaha and Boise.

Scripps is already one of the largest ABC affiliate station groups in the country, but now it will gain a little more diversity with two more NBCs and the addition of FOX and CBS stations, including WTVF in Nashville, one of the highest-rated CBS stations in the country.

12.	POLITICAL ADVERTISING OPPORTUNITY
This enlarged Scripps footprint also adds leverage and opportunity to the political advertising platform Scripps has created.

When this deal closes in 2015, Scripps will own and operate television and radio stations serving 27 markets, including a larger footprint in some of the most politically active swing states in the country.

Scripps handles all of its own political ad sales through a dedicated full-time operation in Washington D.C., and will now be able to maximize political ad dollars in key political states like Florida, Arizona, Wisconsin and Nevada.

13.	DIGITAL OPPORTUNITY
Scripps remains very focused on digital opportunities, and the new combined Scripps broadcast company is expected to see significant digital revenue upside thanks to a three-fold strategy that will build out leading local brands, build or acquire national brands and experiment with or invest in new media. Scripps has been right at the forefront of digital innovation.

As you can see, the new Scripps, harnessing the power of Journal’s TV and radio stations, will be an industry-leading company positioned for success. I am excited that our Journal Broadcast employees will get to be a part of it.

14.	TITLE SLIDE
Now, I want to switch gears to talk about the new publishing company – Journal Media Group.

15.	THE NEW JOURNAL MEDIA GROUP
The new Journal Media Group will operate in 14 markets and combine the venerable Milwaukee Journal Sentinel – and its industry-leading digital products – with the strong heritage of the Scripps newspapers, including the Memphis Commercial Appeal, the Knoxville News Sentinel and Scripps’ Florida newspapers.

The company, with pro forma 2014 revenue expected to exceed half a billion dollars, will have approximately 3,600 employees and will be headquartered here in Milwaukee.

We are exceedingly proud to retain the headquarters of a public company in Milwaukee, Wisconsin, and we are proud that the new company will be able to honor our rich journalistic heritage.

16.	JOURNAL MEDIA GROUP MARKETS
The Journal Sentinel will become the flagship in a great collection of newspapers. We know what our community wants and we deliver it – which explains why we continually rank at the top of major papers that lead their markets. Once again with top penetration in the top 50 markets.

Scripps’ newspapers share this same reputation in their local markets. Their publications are a great ‘fit’ and we look forward to welcoming the staff of the papers to the new Journal Media Group, as we all continue our shared commitment to public service through journalism.

17.	JOURNAL MEDIA GROUP AUDIENCE REACH
Journal Media Group will serve a potential audience of more than 6 million with a combined Sunday circulation of over 1 million. Our Milwaukee Journal Sentinel will be at the head of that pack.

18.	THE NEW JOURNAL MEDIA GROUP KEY PRIORITIES
While there’s a lot more work to do to arrive at the structure and strategy of the new company, Journal Media Group will be a company unburdened by debt, and that can take an aggressive approach to navigating the current environment.

The company will be focused on three key priorities that will set it up to take advantage of a fourth.

First, Journal Media Group will create and deliver compelling products and services aimed at satisfying the news and information needs of consumers in our local markets.

Second, the company will efficiently connect advertisers and their messages with their current and new customers via print and digital products and other services.

Third, the company will take action to stabilize revenue and then improve the profitability in our businesses.

And fourth, with the ability to generate ample free cash flow and good financial flexibility, we’ll be in position to explore opportunities to add attractive markets to our portfolio if that makes strategic and financial sense.

I will have the privilege of serving as non-executive chairman of the board for the new Journal Media Group.  And Tim Stautberg, senior vice president, newspapers for Scripps, will become president and CEO of Journal Media Group after the closing of the transaction.  I’ve had the chance to get to know Tim over the last few years and recently, and I am confident that he is the perfect person to lead the new company. So I’d like to take this opportunity to introduce Tim.  Tim?

19.	MEET TIM STAUTBERG
Thanks so much, Steve, and good afternoon everyone.

When I was approached about the opportunity to lead the new publicly traded newspaper company, I didn’t hesitate in providing my answer - “Absolutely.”

I’ve been blessed with opportunities to serve Scripps in a variety of roles over the last 24 years, and all of those experiences will inform and shape my approach to serving all of you and leading the new Journal Media Group.

This is an exciting time for those of us planning to be a part of the Journal Media Group. We’ll have the benefit of leveraging the strengths of our respective newspaper operations and operate with greater scale across all the functional areas.

I am very much looking forward to working with all of you and having a lot of fun in the process. Now I’ll turn it back over to Steve for some closing remarks, and I’ll be available for questions at the end of the presentation, too.

[Steve resumes]
Thanks, Tim.

20.	CONCLUDING REMARKS
We’re fortunate to be a part of local media and brands that matter. What we do matters. And that fact provides energy for the teams in all of our markets. At Journal, we have been focused on building and deepening our relationships with consumers, advertisers and all our local communities. Scripps’ shares a similar focus and culture. Together our newspapers and our broadcast brands will chart a course that successfully builds upon our strong positions as local media enterprises that are so important to our communities.

I know that many of you are wondering what this means for you. Let me just say that both Scripps and Journal have exceptional talent. We know this and one of our top priorities is retaining our talent. Scripps’ and Journal’s leadership teams have begun to review the possible structure of each company after the closing.

Over the coming weeks and months we’ll be working hard to get all of your questions answered and to share any details we can as soon as we can. This includes information about benefits – the key takeaway here is that your benefit plans continue between now and the closing, and after the closing, there will be a transition period during which employees of both Journal Media Group and the new Scripps will access and enroll in similar benefit plans as they have today.  Much more information on this subject is forthcoming – thank you for your patience and recognizing we are in day 2 of this.

I know that change can be difficult. But this is an exciting time as we build two 21st century local media businesses.

Scripps and Journal are two companies that care deeply about our communities that we serve and are committed to providing the highest quality news and information.

I am confident we have a bright future ahead of us and that we are creating some things that are very special.

At this time, we are going to open it up to questions. I will do my best to provide you with as much information as is available.

Thanks to our team for all the timeless work to get us to this point. It is sincerely appreciated.

21.	Q&A

Additional Information and Where to Find It
The proposed merger transactions involving Journal and Scripps will be submitted to the respective shareholders of Journal and Scripps for their consideration. In connection with the proposed merger transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Journal and Scripps to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal from Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com, or from Scripps from Carolynn Micheli, Investor Relations, at 513-977-3732 or Carolyn.micheli@scripps.com.

Forward-looking Statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transactions; the possibility that the expected synergies and value creation from the proposed merger transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; the possibility that the proposed merger transactions does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger transactions may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document.  Journal does not assume any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or shareholder.  However, Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Journal and Scripps in connection with the proposed merger transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.